Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated December 4, 2024

Relating to Preliminary Prospectus Supplement dated December 4, 2024

Registration No. 333-269139

Eagle Point Credit Company Inc.

7.75% Senior Notes Due 2030

Pricing Term Sheet

December 4, 2024

The following sets forth the final terms of the 7.75% Senior Notes Due 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated December 3, 2024 relating to these securities (together, the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Eagle Point Credit Company Inc.
Title of the Securities:	7.75% Senior Notes Due 2030 (the “Notes”)
Rating*:	Egan-Jones Ratings Company: BBB+
Type:	SEC Registered
Principal Amount of Notes Being Offered:	$100,000,000
Option:	The underwriters may purchase from the Issuer up to an additional $15,000,000 aggregate principal amount of Notes, within 30 days of the Trade Date.
Denomination:	$25 and integral multiples of $25 in excess thereof
Initial Public Offering Price:	100% of aggregate principal amount ($25.00 per Note)
Underwriting Discount:	3.125%, or $3,125,000 total (assuming the underwriters’ option is not exercised)
Net Proceeds to the Issuer, before Expenses:	96.875%, or $96,875,000 total (assuming the underwriters’ option is not exercised); $111,406,250 total (if the underwriters’ option is exercised in full)
Principal Payable at Maturity:	100% of the aggregate principal amount ($25.00 per Note)
Trade Date:	December 5, 2024
Original Issue Date:	December 10, 2024 (T + 3)
Maturity Date:	June 30, 2030
Annual Coupon:	7.75%, paid quarterly in arrears
Interest Payment Dates:	The Notes will pay interest on March 31, June 30, September 30 and December 31 of each year. If an interest payment date is a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment. Interest payments on the Notes will commence on March 31, 2025.
Interest Payment Period:	The initial interest payment period for the Notes will be the period from and including December 10, 2024, to, but excluding, March 31, 2025. The subsequent interest payment periods will be the period from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest Payments:	Every March 15, June 15, September 15 and December 15. The first record date will be March 15, 2025. If the record date for an interest payment is a non-business day, the record date will be the next business day.
Business Days:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City are authorized or required by law or executive order to close.
Optional Redemption:	The Notes may be redeemed in whole or in part at any time at the issuer’s option (i) on or after June 30, 2027, upon not less than 30 days’ nor more than 60 days’ written notice, by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the aggregate principal amount of the Notes to be redeemed plus unpaid interest payable thereon accrued to, but excluding, the date fixed for redemption.
Listing:	The Issuer intends to list the Notes on the NYSE and expects trading to begin within 30 days of the original issue date under the trading symbol “ECCU.”
CUSIP / ISIN:	269809 414 / US2698094149
Joint Bookrunners:	Lucid Capital Markets, LLC, B. Riley Securities, Inc., Piper Sandler & Co. and Janney Montgomery Scott LLC
Lead Managers:	InspereX LLC and William Blair & Company, L.L.C.
Co-Managers:	Clear Street LLC and Wedbush Securities Inc.
Transfer Agent:	Equiniti Trust Company, LLC

* Note: Egan-Jones Ratings Company is a nationally recognized statistical rating organization (NRSRO). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer expects that delivery of the Notes will be made against payment therefor on or about December 10, 2024, which will be the third business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+3”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+3 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors should consider the Issuer’s investment objectives, risks, charges and expenses carefully before investing. The Preliminary Prospectus Supplement, which has been filed with the Securities and Exchange Commission (“SEC”), contains this and other information about the Issuer and the Notes and should be read carefully before investing. The information in the Preliminary Prospectus Supplement and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell securities and are not soliciting offers to buy securities in any jurisdiction where the offer or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A registration statement relating to these securities is on file with and has been declared effective by the SEC. Before you invest, you should read the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. The offering may be made only by means of a prospectus, copies of which may be obtained by writing Lucid Capital Markets, LLC at 570 Lexington Ave., 40th Floor, New York, New York 10022, by calling toll-free 1-800-573-2541; copies may also be obtained for free by visiting EDGAR on the SEC’s website at http://www.sec.gov.